UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

ADOMANI, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00726A100

(CUSIP Number)

March 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13 d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSON(S) Gerald Douglas Conrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,763,844
	6	SHARED VOTING POWER 0(1)
	7	SOLE DISPOSITIVE POWER 21,763,844
	8	SHARED DISPOSITIVE POWER 0(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,763,844(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) This amount excludes 22,017,689 shares of common stock held of record by the 162315 Family Trust (the “Trust”) for which Gerald Douglas Conrod (the “Reporting Person”) serves as co-trustee. In his capacity as co-trustee, the Reporting Person shares voting and dispositive power of the shares held by the Trust. The Reporting Person disclaims beneficial ownership of the shares held by the Trust.

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Item 1(a). Name of Issuer:

ADOMANI, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of ADOMANI, Inc. is 1215 Graphite Drive, Corona, California 92881.

Item 2(a). Name of Person Filing

Gerald Douglas Conrod

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of Gerald Douglas Conrod is 1961 Douglas Street, Victoria, BC, V8T 4K7, Canada.

Item 2(c). Citizenship:

British Columbia, Canada

Item 2(d). Title of Class of Securities:

Common stock, par value $0.00001 per share

Item 2(e). CUSIP Number:

00726A100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k): Not applicable

Item 4. Ownership.

(a) Amount beneficially owned:

See the response to Item 9 on the attached cover page.

(b) Percent of class:

See the response to Item 11 on the attached cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.

(ii) Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii) Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page.

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(iv) Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021	/s/ Gerald Douglas Conrod
Gerald Douglas Conrod